SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. ___)*

Under the Securities Exchange Act of 1934

PACIFIC AIRPORT GROUP
(Name of Issuer)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.
(Exact Name of Issuer as Specified in its Charter)

SERIES B SHARES
(Title of Class of Securities)

400506101
(CUSIP Number)

Daniel Muñiz Quintanilla
Chief Financial Officer
Grupo México, S.A.B. de C.V.
Campos Elíseos No. 400
Colonia Lomas de Chapultepec
México City, México 11000
011-5255-1103-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2008**
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

** This constitutes a late filing.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grupo México, S.A.B. de C.V. 13-1808503
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	[ ] [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 56,000,000 (See Item 5)
	8.	Shared Voting Power 2,350,000 (See Item 5)
	9.	Sole Dispositive Power 56,000,000 (See Item 5)
	10.	Shared Dispositive Power 2,350,000 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,350,000 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 12.2%
14.	Type of Reporting Person (See Instructions) CO

This Schedule 13D is being filed by Grupo México, S.A.B. de C.V. ("Grupo México") with respect to the Series B Shares, without par value (the "Shares"), of Pacific Airport Group (the "Issuer").  The Shares are listed on the Mexican Stock Exchange (the "MSE") and American Depositary Shares (evidenced by American Depositary Receipts), each representing 10 Shares (the "ADSs"), are listed on the New York Stock Exchange (the "NYSE").  The Issuer also has outstanding Series BB Shares, without par value (the "BB Shares" and, together with the Shares, the "Issuer Equity Shares"), which are not registered in the United States or listed on any exchange, and thus not subject to this Statement.  The BB Shares represent 15% of the total outstanding Issuer Equity Shares.  Grupo México does not own any BB Shares.

Item 1. Security and Issuer

This Schedule 13D relates to the Shares of the Issuer. The address of the principal executive offices of the Issuer is Avenida Mariano Otero No. 1249-B, Torre Pacífico, Piso 6, Col. Rinconada del Bosque, 44530 Guadalajara, Jalisco, México.

Item 2. Identity and Background

Annex I hereto sets forth the name, business address, title, present principal occupation or employment and citizenship of each director and executive officer on the date hereof of Grupo México. The information set forth in Annex I hereto is incorporated herein by reference.

During the past five years, Grupo México has not, and, to the best of its knowledge, no person listed in Annex I hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source for the funds used for the acquisitions of Shares and the ADSs as reported in Item 5 below was working capital of Grupo México or Infraestructura y Transportes México, S.A. de C.V. ("ITM"), as applicable.

Item 4. Purpose of Transaction

The Shares and ADSs were acquired by Grupo México for investment purposes.  Grupo México may from time to time acquire, purchase or sell Shares on the MSE or ADSs on the NYSE in the open market, in privately negotiated transactions, or otherwise or propose changes in the Board of Directors of the Issuer, as Grupo México may determine at any such time based upon its evaluation of the Issuer's businesses and prospects, price levels of the Shares and ADSs, conditions in the securities and financing markets and in the Issuer's industry and the economy in general, regulatory developments affecting the Issuer and its industry and other factors deemed relevant.  In addition, Grupo México may from time to time have discussions with the Issuer’s management, directors and other shareholders and third parties regarding its investment in, and the business and strategy of, the Issuer.

According to the bylaws of the Issuer, any shareholder of the Issuer who owns (directly or through its affiliates) 10% of all outstanding shares of stock of the Issuer has the right to appoint a director to the Board of Directors of the Issuer.  Grupo México intends to exercise its right to appoint a director to the Board of Directors of the Issuer, and to submit (in accordance with the bylaws of the Issuer) such director's name for election by all holders of Shares to each of the Audit Committee and the Nominations and Compensation and Corporate Governance Committee of the Board of Directors of the Issuer.  Grupo México believes that its director nominee would qualify as an independent director in accordance with the criteria set forth in the bylaws of the Issuer and applicable law.  Grupo México will also request that the nominee(s) for President of the Board of Directors submitted by the Issuer to the vote of all shareholders of the Issuer be appropriately qualified and meet the independence requirements set forth in the bylaws of the Issuer and applicable law.  Grupo México believes that the current nominee for President of the Board of Directors does not meet the independence requirements set forth in the bylaws of the Issuer and applicable law.  As set forth in the Issuer's Form 20-F for the fiscal year ended December 31, 2009, Aeropuertos Mexicanos del Pacífico, S.A. de C.V. ("AMP") is the controlling shareholder of the Issuer and AMP, through its ownership of all the outstanding BB Shares of the Issuer, and has, among others, the right to (i) appoint and remove the Issuer's top-level executive officers, (ii) elect four directors and their alternates to the Issuer's Board of Directors, (iii) designate three of the members of the Issuer's Operating Committee and 20% of the members of each other Board Committee (or one member of any Committee consisting of fewer than five members), except for the Audit Committee whose members are selected according to independence standards under applicable law, and (iv) veto certain actions requiring the approval of the Issuer's shareholders (including, among other things, the payment of dividends, the amendment of the Issuer's bylaws and any decision that has the objective to modify or annul its right to appoint the Issuer's top-level executive officers).

The Issuer has disclosed that there is a shareholder dispute arising from certain actions of the Issuer and some of its directors, including, among other things, with respect to the approval of the Issuer's financial statements, dividend payments, a reduction in capital and the status of certain directors of the Issuer, in connection with (i) the Annual Ordinary and Extraordinary Shareholders' Meeting of the Issuer held on April 27, 2010, (ii) other Shareholders Meetings and Board of Directors and Committee meetings held after that date, and (iii) corporate actions adopted after such date (including actions that led to a temporary suspension of trading of the Shares).  Grupo México may at any time or from time to time take any action available to it as a shareholder of the Issuer with respect to such reported events or similar events that may occur in the future.

Other than as set forth in this Item 4, Grupo México does not have any plans or proposals which would relate to or result in any of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a, b)    As of the date hereof, Grupo México beneficially owns a total of 58,350,000 Shares, consisting of 56,000,000 Shares that Grupo México owns directly, and 2,350,000 Shares held by ITM, its 75%-owned subsidiary.  (References to "Shares" in this paragraph include the Shares evidenced by ADSs beneficially owned by Grupo México).  Such beneficial ownership represents 11.7% and .5%, respectively, or 12.2% in the aggregate, of the total outstanding Shares, based on a total of 476,850,000 Shares outstanding as of December 31, 2009, as reported in the Issuer's Form 20-F for the fiscal year ended December 31, 2009.  Grupo México has the sole power to vote or direct the vote of the 56,000,000 Shares that it owns directly, and has shared power to vote or direct the vote of the 2,350,000 Shares held by ITM.  Grupo México has the sole power to dispose or direct the disposition of the 56,000,000 Shares that it owns directly and has shared power to dispose or direct the disposition of the 2,350,000 Shares held by ITM.  Grupo México's beneficial ownership of 58,350,000 Shares represents 10.4% of the total outstanding Issuer Equity Shares, based on a total of 561,000,000 Issuer Equity Shares outstanding as of December 31, 2009, as reported in the Issuer's Form 20-F for the fiscal year ended December 31, 2009.  The bylaws of the Issuer provide that no holder of Shares may hold in excess of 10% of the total outstanding Issuer Equity Shares, or exercise voting rights with respect to such excess Shares.  As a result, Grupo México may be required to dispose in the open market of 2,250,000 of its Shares in order to reduce its beneficial ownership of Issuer Equity Shares to 10% of the outstanding Issuer Equity Shares, and it does not have the ability to exercise voting rights with respect to such number of Shares.

Annex II hereto sets forth all transactions in Shares and ADSs by Grupo México and ITM since November 7, 2008, the date Grupo México acquired beneficial ownership of 5.0% of the outstanding Shares.  Except as otherwise indicated in Annex II hereto, all such transactions were open market purchases or sales of ADSs on the NYSE.  The amounts reported in the "Weighted Average Price Per Share" column in Annex II reflect a weighted average price for the Shares purchased or sold on the particular day.  Certain Shares were purchased or sold, as applicable, in multiple transactions on one day, each at a price within the range of prices set forth in the "Range of Prices" column in Annex II.  Grupo México undertakes to provide to the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased or sold, as applicable, within the range of prices set forth in Annex II. The information set forth in Annex II hereto is incorporated herein by reference.

(c)       No transaction has been effected in the Shares by Grupo México or ITM within the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated as of: July 9, 2010

GRUPO MÉXICO, S.A.B. DE C.V.

By:	/s/ Daniel Muñiz Quintanilla
Name:	Daniel Muñiz Quintanilla
Title:	Chief Financial Officer

Annex I
GRUPO MÉXICO
Directors and Executive Officers

DIRECTORS AND EXECUTIVE OFFICERS OF GRUPO MÉXICO.  The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of Grupo México.  Each such person is a citizen of México.

Name of Director or Executive	Business Address	Title	Present Principal Occupation or Employment
German Larrea Mota-Velasco	11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028	Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer of Grupo México
Genaro Larrea Mota-Velasco	11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028	Vice President and Director	Chairman of Corporación Scribe
Alfredo Casar Perez	Bosque de Ciruelos 99 11700 México City	Director	Executive President of Ferrocarril Mexicano, S.A. de C.V.
Oscar Gonzalez Rocha	Av. Caminos del Inca 171 Lima, Peru	Director	Chief Executive Officer and President of Southern Copper Corporation
Xavier Garcia de Quevedo Topete	Campos Elíseos 400, Fl. 9 11000 México City	Director	President of Minera México, S.A. de C.V.
Emilio Carrillo Gamboa	Plaza ScotiaBank, Blvd. Manuel Avila Camacho 1-609 11009 México City	Director	Partner of Bufete Carillo, S.C.
Fernando Ruiz Sahagun	Vasco de Quiroga No. 2121, Fl. 4 01210 - México, D. F.	Director	Counsel of Chevez, Ruiz, Zamarripa y Cía, S.C.
Agustin Santamarina V.	Campos Eliseos 345, Fl. 3 11560 México City	Director	Counsel of Santamarina y Steta, S.C.
Antonio Madero Bracho	Monte Pelvoux 220, Fl. 8 11000 México City	Director	Executive President of San Luis Corporacion, S.A. de C.V.
Prudencio Lopez Martinez	Vasco de Quiroga 2121, Fl. 2 01210 México City	Director	President of Sanvica, S.A. de C.V.
Jose Mendoza Fernandez	Privada Juarez 43 04000 México City	Director	Consultant and Former Chairman of the Board and CEO Bufete Industrial, S.A. de C.V.
Valentín Diez Morodo	Campos Elíseos 400, Fl. 10 11000 México City	Director	Sales and Exports Vice-President of Grupo Modelo
Claudio X. Gonzalez	Jaime Balmes No. 8, Fl. 9 11510 México City	Director	Chairman of the Board and General Director of Kimberly Clark de México, S.A. de C.V.
Rolando Vega Saenz	Paseo de los Tamarindos No. 60, Fl 5 05120 Col. Bosques de las Lomas	Director	General Director of Seguros Atlas, S.C.
Alberto de la Parra Zavala	Campos Elíseos No. 400, Fl. 12 11000 México City	Secretary and General Counsel	General Counsel of Grupo México
Juan Rebolledo	Campos Elíseos 400 11000 México City	Vice President, International Relations	Vice President of Grupo México

Annex II
REPORTED TRANSACTIONS
GRUPO MÉXICO, S.A.B. de C.V.

Date of Transaction	Number of Shares Purchased/(Sold)	Shares Beneficially Owned Post-Transaction	% of Shares Beneficially Owned Post-Transaction	Daily Weighted Average Price Per Share (U.S. $)*	Daily Range of Prices (U.S. $)*
11/7/08	820,000	23,891,000	5.0%	1.87	****
11/10/08	612,000	24,503,000	5.1%	1.89	****
11/11/08	497,000	25,000,000	5.2%	1.91	****
11/12/08	682,000	25,682,000	5.4%	1.80	****
11/13/08	412,000	26,094,000	5.5%	1.79	****
11/14/08	305,000	26,399,000	5.5%	1.82	****
11/18/08	865,000	27,264,000	5.7%	1.80	****
11/19/08	2,295,000	29,559,000	6.2%	1.79	****
11/20/08	2,315,000	31,874,000	6.7%	1.73	****
11/21/08	1,975,000	33,849,000	7.1%	1.83	****
11/24/08	566,000	34,415,000	7.2%	1.99	****
11/25/08	585,000	35,000,000	7.3%	2.02	****
12/1/08	545,000	35,545,000	7.5%	2.04	****
12/2/08	455,000	36,000,000	7.5%	2.03	2.00-2.03
12/5/08	953,000	36,953,000	7.7%	1.98	****
1/12/09	47,000	37,000,000	7.8%	2.03	****
1/13/09	966,000	37,966,000	8.0%	2.00	****
1/14/09	2,534,000	40,500,000	8.5%	1.88	1.88-1.92
1/15/09	2,212,000	42,712,000	9.0%	1.82	****
1/16/09	1,862,000	44,574,000	9.3%	1.86	****
1/20/09	3,444,000	48,018,000	10.1%	1.85	****
1/21/09	1,595,000	49,613,000	10.4%	1.86	****
1/22/09	869,000	50,482,000	10.6%	1.87	1.86-1.87

Date of Transaction	Number of Shares Purchased/(Sold)	Shares Beneficially Owned Post-Transaction	% of Shares Beneficially Owned Post-Transaction	Daily Weighted Average Price Per Share (U.S. $)*	Daily Range of Prices (U.S. $)*
1/23/09	2,055,000	52,537,000	11.0%	1.85	****
1/26/09	768,000	53,305,000	11.2%	1.86	****
1/27/09	767,000	54,072,000	11.3%	1.85	****
1/29/09	78,000	54,150,000	11.4%	1.86	****
1/30/09	69,000	54,219,000	11.4%	1.86	****
2/2/09	1,107,000	55,326,000	11.6%	1.84	****
2/3/09	674,000	56,000,000	11.7%	1.86	****
3/3/09	200,000**	56,200,000	11.8%	1.54***	1.53-1.59
3/4/09	200,000**	56,400,000	11.8%	1.59***	1.58-1.62
3/5/09	95,000**	56,495,000	11.8%	1.57***	1.56-1.57
3/6/09	1,005,000**	57,500,000	12.1%	1.52***	1.50-1.55
3/9/09	247,900**	57,747,900	12.1%	1.44***	1.44-1.45
3/10/09	252,100**	58,000,000	12.2%	1.50***	1.48-1.51
3/17/09	50,000**	58,050,000	12.2%	1.68***	1.67-1.68
3/19/09	150,000**	58,200,000	12.2%	1.77***	1.71-1.78
3/20/09	150,000**	58,350,000	12.2%	1.72***	1.71-1.74
3/3/10	80,048**	58,430,480	12.3%	3.49	****
3/5/10	410,952**	58,850,000	12.3%	3.68	****
3/10/10	500,000**	59,350,000	12.4%	3.73	****
3/11/10	237,650**	59,587,650	12.5%	3.70	****
3/12/10	412,350**	60,000,000	12.6%	3.70	****
3/17/10	830,550**	60,830,550	12.8%	3.65	****
3/18/10	169,450**	61,000,000	12.8%	3.62	****
3/19/10	2,005,000**	63,005,000	13.2%	3.60	****
4/6/10	(97,350)**	62,907,650	13.2%	3.67	****

Date of Transaction	Number of Shares Purchased/(Sold)	Shares Beneficially Owned Post-Transaction	% of Shares Beneficially Owned Post-Transaction	Daily Weighted Average Price Per Share (U.S. $)*	Daily Range of Prices (U.S. $)*
4/7/10	(71,000)**	62,836,650	13.2%	3.60	****
4/8/10	(47,180)**	62,789,470	13.2%	3.60	****
4/9/10	(360,520)**	62,428,950	13.1%	3.57	****
4/12/10	(486,080)**	61,942,870	13.0%	3.57	****
4/13/10	(1,482,890)**	60,459,980	12.7%	3.58	****
4/14/10	(831,000)**	59,628,980	12.5%	3.63	****
4/15/10	(278,980)**	59,350,000	12.4%	3.66	****
4/26/10	(19,000)**	59,331,000	12.4%	3.67	****
4/27/10	(27,610)**	59,303,390	12.4%	3.66	****
4/29/10	(678,800)**	58,624,590	12.3%	3.61	****
5/4/10	(5,000)**	58,619,590	12.3%	3.51	****
5/5/10	(250,370)**	58,369,220	12.2%	3.28	****
5/6/10	(19,220)**	58,350,000	12.2%	3.23	3.15-3.25

*	Prices do not include broker commissions.
**	Shares purchased/(sold) by ITM.
***
Open market purchases of Shares on the MSE in Mexican pesos.  Reported prices reflect conversion into U.S. dollars based upon the peso/dollar exchange ratio at close for such date (as reported by Bloomberg L.P).

****	Purchase effectuated in a single transaction.